Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year Ended
(in millions, except ratios)	12/31/2006	12/31/2005	12/31/2004	12/31/2003	12/31/2002
Interest Expense:
Interest expense	209.6	19.1	20.4	27.7	39.6
Interest capitalized	2.7	2.6	2.9	3.1	3.5

Total interest expense	212.3	21.7	23.3	30.8	43.1

One third of non-cancelable lease rent	6.2	2.4	1.8	1.7	1.4

Total fixed charges	218.5	24.1	25.1	32.5	44.5

Total earnings and fixed charges:
Pretax income	721.9	649.6	645.7	624.3	523.5
Less interest capitalized	(2.7)	(2.6)	(2.9)	(3.1)	(3.5)
Fixed charges	218.5	24.1	25.1	32.5	44.5

Total earnings and fixed charges	937.7	671.1	667.9	653.7	564.5

Ratio of earnings to fixed charges:	4.3	27.8	26.6	20.1	12.7